September 26, 2005
VIA EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop: 0409
Attention: Ms. Elaine Wolff / Mr. Geoffrey Ossias
WebMD Health Corp.
Registration Statement on Form S-1 (File No. 333-124832)
          We refer to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to WebMD Health Corp. (the “Company”), dated September 23, 2005, with respect to Amendment No. 5 to the Registration Statement on Form S-1, File No. 333-124832 (the “Registration Statement”), filed by the Company with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), on September 19, 2005.
          On behalf of the Company, we are writing to respond to the Staff’s comments and to indicate the changes that have been made in Amendment No. 6 (“Amendment No. 6”) to the Registration Statement filed today with the Commission in response to the comments. The prospectus forming a part of any Registration Statement that we file with the Commission is referred to in this letter as the “Prospectus.” The numbered paragraphs and headings below correspond to the order of the Staff’s comments, which are repeated below in bold for your reference.
          To assist the Staff in reviewing Amendment No. 6, under separate cover, we have sent to your attention three clean copies and three marked copies of Amendment No. 6. All page number references in the responses below correspond to the page numbers contained in the marked copies of Amendment No. 6.
          In connection with responding to the Staff’s comments, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, including in the Registration Statement; the Staff’s comments and the changes to the disclosure in its filings in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to its filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

General
1.	We note from Schedule 1 to Exhibit 10.4 that the Trademark License Agreement will grant your parent company a non-exclusive, registered trademark for “WebMD” in Cuba and Iran. We also note that Article 2.4 of the agreement will require that the licensee (but not the licensor) comply with all laws, rules, regulations and requirements of any governmental body as may be applicable. Please describe for us your existing and anticipated operations in and contacts with Cuba and Iran, including through licensees, distributors, subsidiaries, affiliates and any other direct or indirect means. Your response should not be limited to operations and contacts related to intellectual property rights that will remain with you after effectiveness of this agreement.
          The Company notes the Staff’s comments and respectfully advises the Staff that it does not have and has never had any operations in, does not and has never employed any persons in, and does not and has never derived any revenue from, Cuba and/or Iran, whether through licensees, distributors, subsidiaries, affiliates or through any other direct or indirect means. The Company further advises the Staff that it has no plans to engage in any operations in Cuba and/or Iran. The Company included references to Cuba and Iran in Schedule 1 to its Trademark License Agreement in order to protect its intellectual property rights in as many jurisdictions as possible, including in those jurisdictions where it has no operations.
2.	In light of the fact that Cuba and Iran are subject to economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control and identified as state sponsors of terrorism by the U.S. State Department, please address the materiality of any operations, arrangements or other contacts with Cuba and Iran. Please present your view as to whether any such operations, arrangements or other contacts constitute a material investment risk for your security holders.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism has been adopted by Arizona and Louisiana.
          The Company notes the Staff’s comments. As noted in the Company’s response above to the Staff’s comment no. 1, the Company does not have, and has never had, any operations in, does not and has never employed any persons in, and does not and has never derived any revenue from Cuba and/or Iran.

Use of Proceeds, page 35
3.	Please revise to provide more specific disclosure, including the anticipated $40 million in capital expenditures and $25 million in contingent consideration discussed in your section on liquidity. We note that these expenditures, when combined with the possible $40 million in costs related to new acquisitions, exceed your anticipated offering proceeds by roughly $15 million. Accordingly, please describe your additional sources of funding (such as the $40 million contribution by your parent) that you intend to rely on to accomplish these purposes. Refer to Item 504 of Regulation S-K, instruction 3.
          The Company notes the Staff’s comment, and has revised the Prospectus to provide for the disclosure requested by the Staff. See “Use of Proceeds” on page 35 of the Prospectus.
Certain Relationships and Related Party Transactions, page 114
Other Related Party Transactions, page 117
4.	Please provide tabular disclosure of the individual employees receiving the Class A common stock grants described here, to the extent those grants would be exceed $60,000 in value.
          The Company notes the Staff’s comment and has revised the Prospectus to provide for the disclosure requested by the Staff. See “Certain Relationships and Related Party Transactions—Other Related Party Transactions” on page 118 of the Prospectus.
* * * * * * *
          Thank you for your prompt attention to the Company’s responses to the Staff’s comments. If the Staff has any further questions or comments concerning these responses, or if you require additional information, please feel free to contact me at (212) 848-7325.

Very truly yours,
/s/ Stephen T. Giove

Stephen T. Giove
cc:
Anthony Vuolo,
     Executive Vice President and Chief Financial Officer of WebMD Health Corp.
Douglas W. Wamsley,
     Executive Vice President, General Counsel and Secretary of WebMD Health Corp.
Charles A. Mele,
     Executive Vice President, General Counsel and Secretary of WebMD Corporation